NORSAT’S PARTNER IN MALAWI, TONSE SOLUTIONS, ANNOUNCES SUCCESSFUL TESTING OF WIRELESS EQUIPMENT

- First leg of initiative achieved in swift manner, earlier than anticipated -

VANCOUVER, BRITISH COLUMBIA, March 5, 2010 – Norsat International, Inc. (TSX: NII and OTCBB: NSATF) a leading provider of broadband communications solutions, announced that its wireless networking initiative in Malawi, Africa via its partner Tonse Solution, is now operational. The equipment has been assembled in a quick fashion and several weeks ahead of schedule. The equipment was recently tested by engineers on the ground and passed all requirements. As a result, Tonse has now commenced solicitation of wireless broadband capabilities.

Dr. Amiee Chan, President and CEO of Norsat stated, “We are pleased to hear from our partner, Tonse, that our wireless networking equipment is functional. This is the first necessary step in building up our initiative in Malawi. Now potential customers in the city of  Lilongwe (the capital of Malawi), can assess for themselves what this wireless network has to offer them. We will continue to report to shareholders as additional information develops in the coming months.”

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated financial statements and related notes included therein for the year ended September 30, 2009, and the Management Discussion and Analysis for the quarter ended September 30, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

For further information, contact:

Dr. Amiee Chan

Eugene Syho

President & CEO

CFO

Tel: 604 821-2808

Tel: 604 821-2838

Email: achan@norsat.com

Email: esyho@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500;

adam@wolfeaxelrod.com